May 5, 2016

VIA EDGAR

Ms. Mara L. Ransom, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

Re:           Ocean Thermal Energy Corporation
SEC File No. 000-55573

Dear Ms. Ransom:

We have filed the above Registration Statement under Section 12(g) of the Securities Exchange Act on Form 10. This filing follows the same format and our earlier Registration Statement on Form 10-12G filed January 19, 2016, file No. 000-55573, which was withdrawn following the receipt of staff comments on February 17, 2016, so that we could update our audited financials and other disclosures. In preparing this filing, we addressed the staff’s comments in its February 17, 2016, letter as indicated below. Set forth below are your comments on our earlier filing, followed by our responses.

General

1.           Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date. If you do not wish to incur these obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

Response:
We withdrew our initial registration statement and anticipate requesting acceleration of the effective date of the registration statement recently filed when we are advised that staff comments are resolved.

OCEAN THERMAL ENERGY CORPORATION

Ms. Mara L. Ransom, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
May 5, 2016

________________________________________

2.           It appears that you qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startup Act. If so, please disclose that fact in your filing.

Response:	Additional disclosure has been added.

3.           We note references throughout your filing to third-party sources for statistical, qualitative and comparative statements contained in your registration statement. For example, on page 8 you refer to the American Society of Civil Engineers, Organization for Economic Co-Operation and Development, International Energy Agency’s 2015 World Energy Outlook and the U.S. Energy Information Administration. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your registration statement. Please also tell us whether these reports and articles are publicly available without cost or at a nominal expense to investors.

Response:	We will soon submit as supplemental information each of the third-party sources referred to in the registration statement appropriately cross-referenced.

4.           Please disclose the basis for all your assertions about your competitive position within your industry. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based upon your experience in the industry, if true. If applicable, please also provide independent supplemental materials supporting these statements, with appropriate markings and page references in your response. The following are examples only of some of your competitive position assertions:

•	“Finally, the decreasing supply and increasing cost of fossil-fuel based energy has intensified the search for renewable alternatives,” page 5.

•	“SWAC systems reduce electricity consumption by as much as 90% when compared to conventional systems...,” page 6

•	“The demand worldwide for OTEC power is worth an estimated $98 billion over the life of energy supply contracts...,” page 8.

•	“The Paris Agreement will become legally binding if joined in by at least 55 countries that together represent 55% of the global greenhouse gas emissions,” page 9.

Response:	We have reviewed the registration statement respecting the foregoing comment to add qualifying language or support, as we deem appropriate.

OCEAN THERMAL ENERGY CORPORATION

Ms. Mara L. Ransom, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
May 5, 2016

________________________________________

Item 1. Business

The Technology, page 4

5.           We note your statement that “[m]anagement believes OTEC can deliver sustainable electricity in tropical and subtropical regions of the world at rates approximately 20-40% lower than typical costs for electricity produced by fossil fuels in those markets.” Please disclose the assumptions on which this belief is based, including the underlying commodity prices on which this assumption is based. Please provide similar disclosure for the chart on page 5.

Response:	Additional disclosure has been added to tie the material that is referenced narrative and the chart.

Pipeline of Projects and Opportunities, page 11

6.           Please reconcile your statements on page 12 that “[you] have entered into a turnkey engineering, procurement, and contracting agreement” and that “[a]n agreement has been prepared, but is not yet signed.” Please also clarify which of the agreements described on pages 11-18 are legally binding obligations.

Response:	The referenced statements have been reconciled and other references to agreements clarified, with corresponding additions to the exhibits filed.

7.           We note your statements that your ESA with Baha Mar is “likely to survive” the Chapter 11 bankruptcy proceedings and that it “will not materially diminish the value of the ESA to [you],” on page 13. Please further discuss the basis for these statements. In this regard, we note your disclosure that the Chapter 11 filing is “disruptive and delaying” on page 13, that “[t]he resumption of the project is outside [y]our influence or control,” and that “[i]f ownership of the Baha Mar resort is not resolved or is abandoned... [it] would have a material adverse impact on [y]our financial condition and results of operation,” on page 36.

Response:	The discussion has been substantially revised.

Phase 1 Study and Submitted Proposal, page 14

8.           Please provide additional disclosure about the “advanced discussions” in progress for the Diego Garcia plant. In this regard, we note your disclosure on page 22 that these discussions were suspended in 2009. Please also provide context about the U.S. Navy Base program referenced in this section and state clearly whether you’ve had any discussions to build facilities at the bases referenced.

Response:	The “advanced discussion” phrase has been deleted.

OCEAN THERMAL ENERGY CORPORATION

Ms. Mara L. Ransom, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
May 5, 2016

________________________________________

Strategic Relationships, page 17

9.           Please provide additional detail about your “strategic relationships” with Kongsberg Devotek, DCNS, and Raymond James, including whether you have entered into binding agreements with any of the referenced parties.

Response:	The discussion has been expanded under this caption or under specific project disclosures.

Risk Factors, page 24

10.           Please revise your disclosure to include an estimate as to how long your company can continue as a going concern without obtaining additional working capital.

Response:	Additional disclosure has been added.

The pending Chapter 11 reorganization of the owner and developer of the Baha Mar . . ., page 26

11.           Please also discuss in this risk factor the possibility that this project never becomes operational, or tell us why you do not believe it would be appropriate to do so.

Response:	Risk factors have been revised and expanded.

Management’s Discussion and Analysis, page 35

12.           Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition or result in your liquidity decreasing or increasing in any material way. In this regard, we note the recent decreases in oil prices and your statement on page 8 that “[i]t is generally accepted within the OTEC community that OTEC approaches competitive pricing when oil exceeds $40 per barrel.” Please elaborate and explain these trends and its impact to your financial condition and potential OTEC projects. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response:	Additional disclosure has been added.

Overview of Recent Operations, page 36

13.           We note your statement that the Baha Mar project “overall is approximately 95% complete.” Please disclose whether you have commenced the SWAC component of this project. Please also quantify the capitalized costs that you will be required to expense if the Baha Mar project does not resume.

Response:	Baha Mar project disclosure has been substantially revised.

OCEAN THERMAL ENERGY CORPORATION

Ms. Mara L. Ransom, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
May 5, 2016

________________________________________

14.           We note your disclosure that construction on Baha Mar was suspended due to a change in ownership of the Baha Mar resort in mid-2015. We are unclear on what is meant by a change in ownership. If it relates to the June, 2015 filing for Chapter 11 Bankruptcy protection, indicate how the bankruptcy filing resulted in an ownership change. You disclose that that you believe that the ownership of the Baha Mar resort project will be resolved by the principals and that the project in general as well as your SWAC component will resume, although you cannot predict when this will occur. Please revise your disclosure to clarify any ownership changes relating to Baha Mar through the most recent practical date.

Response:	Baha Mar project disclosure has been substantially revised.

Comparison of 2014 to 2013, page 36

15.           We note your disclosure that the determination in 2011 that the Baha Mar project was feasible, and your subsequent capitalization of costs related to that project was the principal reason that salaries and wages and professional fees declined by $5,009,531 in 2014 as compared to 2013. You further state with that feasibility determination that you concentrated your efforts on the Baha Mar project and reduced development efforts associated with your other projects. However, it is unclear from your disclosure why this feasibility determination in 2011 caused a significant decrease in your costs in 2014 as compared to 2013 as it appears likely that any capitalization of costs associated with this 2011 determination would have occurred in an earlier period than 2014. In addition, we note “Assets under construction” increased from December 31, 2014 from December 31, 2013 by an amount substantially less than the decline in salaries and wages discussed above. Please revise your discussion to explain in detail the reasons for fluctuations in items of income and expense with correlation to fluctuations in balance sheet items to the extent applicable.

Response:	Our updated disclosure has been revised.

Comparison of 2015 to 2014 Nine-Month Periods page 37

16.           Please expand your disclosure of interest expense to explain the reasons for the $922,246 decline in amortization of note payable discounts during the nine months ended September 30, 2015, as compared to the nine months ended September 30, 2014.

Response:	Our disclosure has been revised.

Liquidity and Capital Resources, page 37

17.           Please revise to provide a discussion or your cash flows from operating, investing and financing activities for the years ended December 31, 2014 and 2013. Your discussion should focus on the major sources of funding and the major uses of cash over the 2 year period. This comment would also apply to December 31, 2015 in the event you update your financial statements.

Response:	Discussion has been updated and expanded.

OCEAN THERMAL ENERGY CORPORATION

Ms. Mara L. Ransom, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
May 5, 2016

________________________________________

Our Capital Resources and Anticipated Requirements, page 38

18.           We note disclosure that you currently anticipate that the U.S. Virgin Islands’ project will be your first priority. Please disclose the estimated costs of this project.

Response:	An estimate has been included.

19.           We note that your independent accountant’s opinion includes a going concern explanatory paragraph. Please note that filings such as yours which include an accountant’s report that expresses substantial doubt about an entity’s continued existence must contain appropriate and prominent disclosure of your viable plans to overcome these difficulties. The viable plan disclosures should explain your plan to remain in business as a going concern for at least the twelve months following the most recent balance sheet included in your filing. Please refer to Section 607.02 of the Codification of Financial Reporting Releases. Please revise your disclosures to focus on your viable plan for the 12 months following December 31, 2015. We may have further comment.

Response:	Discussion has been expanded.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 41

20.           We note that your group ownership disclosure refers to three directors and officers. However, it appears that you have included additional executive officers and directors under Items 5 and 6. Please note that Item 403(b) of Regulation S-K requires you to disclose the total number of shares beneficially owned by all executive officers and directors, and all officers and directors as a group. Please revise the table accordingly.

Response:	Additional disclosure has been added.

Item 5. Directors and Executive Officers, page 41

21.           Please revise this section and sections 4 and 6 to ensure consistency throughout the filing. In this regard, we note that you included three executive officers and directors on page 41, while identifying additional officers or directors on pages 42 and 43. We also note that you have not included Messrs. Garner and Greenberg in this section, while identifying them on page 45. Please refer to Item 401(a)-(c) of Regulation S-K.

Response:	Disclosure has been revised, reconciled, and updated.

22.           Please provide for all “Advisory Board” and “Key Executive and Advisor” members the appropriate biographical disclosure required by Item 401(c) of Regulation S-K. Please also disclose the role of the Advisory Board in the management of your company.

OCEAN THERMAL ENERGY CORPORATION

Ms. Mara L. Ransom, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
May 5, 2016

________________________________________

Response:	The names and biographical information of advisors have been deleted because they are not executive officers or significant employees under Item 401(a)-(c) of Regulation S-K.

Item 6. Executive Compensation, page 45

23.           Please revise the Summary Compensation Table to include the compensation information for 2015, pursuant to Item 402(n) of Regulation S-K. Also include any additional disclosure, if necessary, to satisfy the requirements of Item 402(m)(2)(ii) and (iii) of Regulation S-K

Response:	Disclosure has been updated and expanded to cover any additional named executive officer.

Employment Agreements, page 46

24.           Please revise to disclose the material terms of each named executive officer’s employment agreements or arrangements. Please refer to Item 402(o)(1) of Regulation SK.

Response:	Disclosure has been expanded.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 47

25.           We note your disclosure that you had $3,058,308 of notes payable outstanding from “various related parties” as of September 30, 2015. Please revise to disclose the name of each related person. Refer to Item 404(d) of Regulation S-K and provide the information required pursuant to Item 404(a).

Response:	A table has been inserted.

Item 10. Recent Sales of Unregistered Securities

26.           Please revise the fourth, fifth and sixth bullet points on page 50 and the penultimate paragraph on page 51 to include the name of the persons or identify the class of persons to whom the securities were sold. Refer to Item 701(b) of Regulation S-K.

Response:	Disclosure has been added.

Financial Statements

General

27.           Please update your financial statements and other financial information included in the filing in accordance with Rule 8-08 of Regulation S-X.

OCEAN THERMAL ENERGY CORPORATION

Ms. Mara L. Ransom, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
May 5, 2016

________________________________________

Response:	Updated financial information is included.

28.           Please disclose the cost of assets under construction by major project. Please specifically ensure that any costs associated with the Baha Mar project are separately disclosed along with a reference to any contingencies associated with this project. We may have further comments.

Response:	Disclosure has been expanded.

Financial Statements for the Years Ended December 31, 2014 and 2013

Note 1- Summary of Significant Accounting Policies and Organization, page F-7

(F) Business Segments, page F-7

29.           We note your disclosure that you operate in one segment and therefore segment information is not presented. However, we also note from your disclosures that it appears you operate in both domestic and foreign jurisdictions and have assets and operations located in various countries. Please tell us how you considered providing the geographic segment information contemplated by ASC 280-10-50-41.

Response:	Segment information has been included.

Interim Financial Statements for the Nine Month Periods Ended September 30, 2015 and 2014

Note 6 - Commitments and Contingencies, page F-35

30.           We note that you have reflected $7,938,294 in your balance sheet as “Assets under construction.” You state in your disclosure in Note 1 (L) on page F-30 that you have two projects in the development stage and one project in the construction phase. We assume from your disclosures throughout your filing that your Baha Mar project is the project you define as in the construction stage. We also assume that you have capitalized material amounts of costs incurred for this project since you state it met the project feasibility stage. We note your disclosures elsewhere in the filing, including the disclosure on pages 13 and 50 that the owner of the Baha Mar resort is in Bankruptcy proceedings. Please provide us with your analysis as to how you considered whether these capitalized costs were impaired as of September 30, 2015 and December 31, 2015 in light of the suspension of construction on this project and the Bankruptcy proceedings involving Baha Mar Ltd., the other party to your ESA. Please be detailed in your response addressing ASC 360-10-35 and how you assessed the probability of future cash flows. We may have further substantive comments.

Response:	We retained, without impairment, these capitalized costs under the applicable criteria based on confidential advice of our litigation counsel in the matter.
_________________________

OCEAN THERMAL ENERGY CORPORATION

Ms. Mara L. Ransom, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
May 5, 2016

________________________________________

Please advise if you have any questions respecting the foregoing or if additional information would be helpful to your review.

Sincerely,

OCEAN THERMAL ENERGY CORPORATION

/s/ Jeremy P. Feakins
Jeremy P. Feakins
Chief Executive Officer and Chief Financial Officer